Exhibit 99.1

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2026

SL SPV-2, L.P.

By: SLTA SPV-2, L.P., its general partner
By: SLTA SPV-2 (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By: /s/ Justin G. Hamill
Name: Justin G. Hamill
Title: Chief Legal Officer

SLTA SPV-2, L.P.

By: SLTA SPV-2 (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By: /s/ Justin G. Hamill
Name: Justin G. Hamill
Title: Chief Legal Officer

SLTA SPV-2 (GP), L.L.C.

By: Silver Lake Group, L.L.C., its managing member

By: /s/ Justin G. Hamill
Name: Justin G. Hamill
Title: Chief Legal Officer

Silver Lake Partners IV, L.P.

By: Silver Lake Technology Associates IV, L.P., its general partner
By: SLTA IV (GP), L.L.C., its general partner

By: Silver Lake Group, L.L.C., its managing member

By: /s/ Justin G. Hamill
Name: Justin G. Hamill
Title: Chief Legal Officer

Silver Lake Technology Investors IV, L.P.

By: Silver Lake Technology Associates IV, L.P., its general partner
By: SLTA IV (GP), L.L.C., its general partner

By: Silver Lake Group, L.L.C., its managing member

By: /s/ Justin G. Hamill
Name: Justin G. Hamill
Title: Chief Legal Officer

Silver Lake Technology Associates IV, L.P.

By: SLTA IV (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By: /s/ Justin G. Hamill
Name: Justin G. Hamill
Title: Chief Legal Officer

SLTA IV (GP), L.L.C.

By: Silver Lake Group, L.L.C., its managing member

By: /s/ Justin G. Hamill
Name: Justin G. Hamill
Title: Chief Legal Officer

Silver Lake Partners V DE (AIV), L.P.

By: Silver Lake Technology Associates V, L.P., its general partner
By: SLTA V (GP), L.L.C., its general partner

By: Silver Lake Group, L.L.C., its managing member

By: /s/ Justin G. Hamill
Name: Justin G. Hamill
Title: Chief Legal Officer

Silver Lake Technology Investors V, L.P.

By: Silver Lake Technology Associates V, L.P., its general partner
By: SLTA V (GP), L.L.C., its general partner

By: Silver Lake Group, L.L.C., its managing member

By: /s/ Justin G. Hamill
Name: Justin G. Hamill
Title: Chief Legal Officer

Silver Lake Technology Associates V, L.P.

By: SLTA V (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By: /s/ Justin G. Hamill
Name: Justin G. Hamill
Title: Chief Legal Officer

SLTA V (GP), L.L.C.

By: Silver Lake Group, L.L.C., its managing member

By: /s/ Justin G. Hamill
Name: Justin G. Hamill
Title: Chief Legal Officer

Silver Lake Group, L.L.C.

By: /s/ Justin G. Hamill
Name: Justin G. Hamill
Title: Chief Legal Officer